UNITED STATES

                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.  20549

                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934

                            (Amendment No. 2)*


                        FIRST KEYSTONE CORPORATION
                             (Name of Issuer)


                  COMMON STOCK, PAR VALUE $2.00 PER SHARE
                      (Title of Class of Securities)


                                 320654205
                              (CUSIP Number)


         Robert J. Wise, 115 West Third Street, Berwick, PA 18603
                              (717) 759-0674
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              August 27, 1998
          (Date of Event which Requires Filing of this Statement)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                            Page 1 of 39 pages

                               SCHEDULE 13D

CUSIP NO. 320654205



1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robert J. Wise
     ###-##-####


2.   CHECK THE APPROPRIATE LETTER IF A MEMBER OF A GROUP

     (a)
     (b) X


3.   SEC USE ONLY


4.   SOURCE OF FUNDS:   PF


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

     United States of America


7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE VOTING POWER:   154,621


8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED VOTING POWER:   19,761


9.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE DISPOSITIVE POWER:   154,621

10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED DISPOSITIVE POWER:   19,761


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:   174,382


12.  CHECK IF THE AGGREGATE AMOUNT IN NUMBER 11 EXCLUDES CERTAIN
     SHARES:


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN NUMBER 11:  5.94%


14.  TYPE OF REPORTING PERSON:   IN




                            Page 2 of 39 pages

                      Schedule 13D - Amendment No. 2
                              Robert J. Wise


     This Amendment No. 2 is filed on behalf of Robert J. Wise to amend the Schedule 13D, filed with the Commission and dated May 3, 1993, and as amended by Amendment No. 1, filed with the Commission and dated July 12, 1995, with respect to the Common Stock, $2.00 par value per share of First Keystone Corporation, a Pennsylvania business corporation (the "Issuer"), held by Mr. Wise.

     Because this Amendment is filed via EDGAR and the prior filings were not filed via EDGAR, Mr. Wise includes his Schedule
13D and Amendment No. 1 thereto as Exhibits to this Amendment No.
2.

     ITEM 5. Interest in Securities of the Issuer - The purpose of this Amendment No. 2 is to report the gift distribution of First Keystone Corporation Common Stock. In addition, this Amendment No. 2 reflects the declaration of one 10% stock dividend and one 3 for 1 stock split issued in the form of a 200% stock dividend by the Issuer.

     (1)  On December 22, 1997, a gift distribution of the Common
Stock, beneficially owned by the Reporting Person took place, resulting in a decrease of 3,600 shares to Reporting Person, whose percent of class was decreased to 6.75%.

     (2) On December 30, 1997, a gift distribution of the Common stock, beneficially owned by the Reporting Person took place, resulting in a decrease of 350 shares to Reporting Person, whose percent of class was decreased to 6.72%.

     (3)  On August 27, 1998, a gift distribution of the Common
Stock, beneficially owned by the Reporting Person took place, resulting in a decrease of 22,700 shares to Reporting Person, whose percent of class was decreased to 5.94%.

     ITEM 5(a) is hereby amended to report

     Robert J. Wise - 154,621 shares
     Robert J. and Joanne H. Wise - 19,761 shares

     ITEM 7.  Material to be filed as Exhibits

     A.  Amendment No. 1 to Schedule 13D
     B.  Schedule 13D


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





September 15, 1998             /s/ Robert J. Wise
                                   Reporting Person



                            Page 3 of 39 Pages

                            EXHIBIT INDEX


          A.  Amendment No. 1 to Schedule 13D

          B.  Schedule 13D

                                               EXHIBIT A


                               UNITED STATES

                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.  20549

                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934

                            (Amendment No. 1)*


                        FIRST KEYSTONE CORPORATION
                             (Name of Issuer)


                  COMMON STOCK, PAR VALUE $2.00 PER SHARE
                      (Title of Class of Securities)


                                 320654205
                              (CUSIP Number)


         Robert J. Wise, 115 West Third Street, Berwick, PA 18603
                              (717) 759-0674
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                               July 12, 1995
          (Date of Event which Requires Filing of this Statement)



Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

CUSIP NO. 320654205                            Page 2 of 3 Pages



1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robert J. Wise
     ###-##-####


2.   CHECK THE APPROPRIATE LETTER IF A MEMBER OF A GROUP

     (a)
     (b) X


3.   SEC USE ONLY


4.   SOURCE OF FUNDS:   Personal Funds


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

     United States of America


7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE VOTING POWER:   57,325


8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED VOTING POWER:   5,989


9.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE DISPOSITIVE POWER:   57,325

10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED DISPOSITIVE POWER:   5,989


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:   63,314


12.  CHECK IF THE AGGREGATE AMOUNT IN NUMBER 11 EXCLUDES CERTAIN
     SHARES:


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN NUMBER 11:  7.12%


14.  TYPE OF REPORTING PERSON:   IN

                                               Page 3 of 3 Pages

                      Schedule 13D - Amendment No. 1
                              Robert J. Wise


     This Amendment No. 1 if filed on behalf of Robert J. Wise to amend the schedule 13D dated May 6, 1993 with respect to the Common Stock, $2.00 par value per share of First Keystone
Corporation, a Pennsylvania business corporation (the "Issuer").

     The purpose of this Amendment No. 1 is to report the dissolution of the Earl V. Wise Marital Trust and the Lucille Wise Living Trust, for which trusts Robert J. Wise served as co-trustee and trustee, respectively. In addition, this Amendment No. 1 reports the declaration of two 10% stock dividends by the Issuer. These four (4) events occurred as follows:

     (1) On December 14, 1993, the Issuer declared a 10% stock dividend which resulted in the increase at no cost to the Reporting Person of 6,101 shares of Common Stock beneficially owned by the Reporting Person, whose percent of class was unchanged at 8.3%.

     (2) On August 7, 1994, the Earl V. Wise Marital Trust was dissolved which resulted in the decrease at no cost or benefit to the Reporting Person as co-trustee of 6,655 shares of Common Stock beneficially owned by the Reporting Person, whose percent of class decreased to 7.47%.

     (3) On July 12, 1995, the Lucille Wise Living Trust was dissolved which resulted in a decrease at no cost or benefit to the Reporting Person as trustee of 2,904 shares of Common Stock beneficially owned by the Reporting person, whose percent of class decreased to 7.12%.

     (4) On January 4, 1996, the Issuer declared a 10% stock dividend which resulted in the increase at no cost to the Reporting Person of 5,755 shares of Common Stock beneficially owned by the Reporting Person, whose percent of class was unchanged at 7.12%.

Item 5(a) is hereby amended to report:

     Robert J. Wise - 57,325 shares
     Robert J. and Joanne H. Wise - 5,859 shares

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

February 13, 1996               /s/ Robert J. Wise
                                    Robert J. Wise
                                    Reporting Person

                                               EXHIBIT B


                               UNITED STATES

                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.  20549

                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934

                             (Amendment No. )*


                        FIRST KEYSTONE CORPORATION
                             (Name of Issuer)


                  COMMON STOCK, PAR VALUE $2.00 PER SHARE
                      (Title of Class of Securities)


                                 320654205
                              (CUSIP Number)


         Robert J. Wise, 115 West Third Street, Berwick, PA 18603
                              (717) 759-0674
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                                May 3, 1993
          (Date of Event which Requires Filing of this Statement)


Check the following box if a fee is being paid with the statement
X. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

CUSIP No. 320654205                            Page 2 of 32 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robert J. Wise
     ###-##-####


2.   CHECK THE APPROPRIATE LETTER IF A MEMBER OF A GROUP

     (a)
     (b) X


3.   SEC USE ONLY


4.   SOURCE OF FUNDS:   Personal Funds


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

     United States of America


7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE VOTING POWER:   50,017


8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED VOTING POWER:   11,000


9.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE DISPOSITIVE POWER:   50,017

10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED DISPOSITIVE POWER:   11,000


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:   61,017


12.  CHECK IF THE AGGREGATE AMOUNT IN NUMBER 11 EXCLUDES CERTAIN
     SHARES:


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN NUMBER 11:  8.3%


14.  TYPE OF REPORTING PERSON:   IN

                               SCHEDULE 13D
                              ROBERT J. WISE


ITEM 1.     SECURITY AND ISSUER

            This statement relates to the common stock, par value
$2.00 per share (the "Common Stock"), of First Keystone
Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 111 West Front Street, Berwick,
Pennsylvania 18603; telephone number (717) 752-3671.


ITEM 2.     IDENTITY AND BACKGROUND

            (a) Robert J. Wise
            (b) R.R. 3, Box 3060, Berwick, Pennsylvania 18603
            (c) Retired
            (d) During the last five years, the Reporting Person
                has not been convicted in a criminal proceeding.
            (e) During the last five years, the Reporting Person
                has not been a party to a civil proceeding or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
            (f) United States of America.


            The following information is with respect to the spouse of the Reporting Person, who holds 4,950 shares of the Common Stock jointly with the Reporting Person:

            (a) Joanne H. Wise
            (b) R.R. 3, Box 3060, Berwick, Pennsylvania 18603
            (c) Retired
            (d) During the last five years, Mrs. Wise has not
                been convicted in a criminal proceeding.
            (e) During the last five years, Mrs. Wise has not
                been a party to a civil proceeding or
                administrative body and was or is not subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
            (f) United States of America.

            The following information is with respect to Earl V.
Wise, Jr., a co-trustee with the Reporting Person under the Earl
V. Wise Marital Trust, of which such trust holds 6,050 shares of the Common Stock:

            (a) Earl V. Wise, Jr.
            (b) 630 East 16th Street, Berwick, Pennsylvania
                18603
            (c) Retired
            (d) During the last five years, Mr. Earl V. Wise,
                Jr. has not been convicted in a criminal proceeding.
            (e) During the last five years, Mr. Earl V. Wise,
                Jr. has not been a party to a civil proceeding or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
            (f) United States of America.


            The following information is with respect to The
First National Bank of Berwick, a co-trustee with the Reporting
Person under the Earl V. Wise Marital Trust, of which such trust holds 6,050 shares of the Common Stock:

            (a) The First National Bank of Berwick
            (b) 111 West Front Street, Box 287, Berwick,
                Pennsylvania 18603
            (c) National banking association
            (d) During the last five years, The First National
                Bank of Berwick has not been convicted in a criminal proceeding.
            (e) During the last five years, The First National
                Bank of Berwick has not been a party to a civil proceeding or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
            (f) Chartered under the laws of the United States of
                America as a national banking association.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

            The following tables present certain information with respect to the shares of the Common Stock held by the Reporting Person and his spouse. All funds to purchase shares by the Reporting Person were from personal funds. The shares attributable to the Earl V. Wise Marital Trust and Lucille J. Wise Living Trust were purchased by the original grantors of these trusts with personal funds.


                       ROBERT J. WISE - INDIVIDUAL OWNERSHIP


                                              No. of
Date          Transferred From or To          Shares         Cost (In Dollars)
08/22/68      Transferred from joint            101                3,372.00
              stock
02/15/77      100% stock dividend               101                    0.00
03/15/77      50.00 plus rights                 194                9,855.40
08/15/78      52.50                              28                1,470.00
01/15/80      53.00                              34                1,802.00
01/28/80      53.00                              85                4,505.00
03/11/80      53.00                              28                1,484.00
08/24/80      53.00                             225               12,037.50
01/13/81      58.00                             100                5,800.00
04/16/81      58.00                             235               13,630.00
06/05/81      58.00                              48                2,784.00
04/08/83      62.50                           1,520               95,000.00
09/01/83      62.50                             158                9,875.00
09/01/83      62.50                              10                  625.00
08/02/84      63.00                           1,790              112,770.00
08/20/84      56.72                             500               31,500.00
10/16/84      63.50                             400               25,400.00

              TOTAL                           5,557

05/08/86      First National Bank called
              in the above certificates
              (5,557 shares) and
              reissued new ones at a
              5/1 split -- 5,557 shares
              x 5 = 27,785 shares

05/08/86      5/1 split                      27,785                    0.00
05/28/87      36.00                           2,779              100,044.00
01/03/89      100% stock dividend            30,564                    0.00
02/22/90      30.50                           2,000               61,002.55
09/14/90<F1>  7.81 ACS                        1,665 - gifts      (15,620.00)
                                                335 - RJW
09/14/90      7.81 ACS                          335                2,616.35
10/09/90<F1>  7.81 ACS                        4,995 - gifts     (217,000.85)
                                             22,790 - RJW
10/16/90      7.81 ACS                       22,790              177,989.90
12/07/90      30.50                           2,429               74,084.50
12/10/91<F1>  8.74 ACS                        5,895 - gifts     (199,184.60)
                                             16,895 - RJW
12/10/91      8.74 ACS                       16,895              147,662.30
12/11/92<F1>  8.75 ACS                        5,625 - gifts     (147,831.25)
                                             11,270 - RJW
12/11/92      8.75 ACS                       11,270               98,612.50

              TOTAL                          47,377


                                       5



<F1>
Stock certificates given as gifts to children, children's spouses and grandchildren. Balance of certificates re-issued in Robert J. Wise's name.



                  ROBERT J. AND JOANNE H. WISE - JOINT OWNERSHIP


                                                No. of
Date          Transferred From or To            Shares       Cost (In Dollars)
06/11/56      285.00                                3                855.00
07/26/56      Shares called 10/1 split             (3)                 0.00
              new certificate issued
07/26/56      10/1 split                           30                  0.00
07/26/56      28.50                                 8                228.90
03/01/60      35.07                                 8                280.60
03/01/60      36.50                                55              2,007.50
07/09/65      45.00                               200              9,003.60
08/22/68      Transferred first 101              (101)            (3,372.00)
              shares to RJW individual
02/15/77      2/1 split                           200                  0.00
03/15/77      50.00                                50              2,500.00

              TOTAL                               450

05/08/86      First National Bank called
              in the above certificates
              (450 shares) and re-issued
              new ones at a 5/1 split --
              450 shares x 5 = 2,250
              shares


05/08/86      5/1 split                          2,250                 0.00
05/28/87      36.00                                225             8,100.00
01/03/89      100% stock dividend                2,475                 0.00

              TOTAL                              4,950




                            EARL V. WISE MARITAL TRUST


                                               No. of
Date           Transferred From or To          Shares       Cost (In Dollars)
06/03/82       Cross & Co.                        500          Transfer into
                                                               Berbank & Co.
05/06/86       5/1 split                        2,750          Berbank & Co.
06/12/87       New issue                          275              36.00
01/03/89       100% stock dividend              3,025               0.00

               TOTAL                            6,050



                           LUCILLE J. WISE LIVING TRUST


                                                 No. of
Date          Transferred From or To             Shares      Cost (In Dollars)
07/26/56      New issue                             100              30.30
03/01/60      New issue                              20              36.50
02/04/77      100% stock dividend                   120               0.00
05/83         Transferred in Berbank & Co.
05/06/86      5/1 split                           1,200               0.00
06/12/87      New issue                             120              36.00
01/03/89      100% stock dividend                 1,320               0.00

              TOTAL                               2,640



ITEM 4.     PURPOSE OF TRANSACTION

            The purpose of the acquisitions by the Reporting
Person is for investment purposes. The Reporting Person has no plans or proposals which relate to or would result in:

            (a) The acquisition by any person of additional
                securities of the Issuer, or the disposition of securities of the Issuer;

            (b) An extraordinary corporate transaction, such as
                a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (c) A sale or transfer of a material amount of
                assets of the Issuer or any of its subsidiaries;

            (d) any change in the present board of directors or
                management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

            (e) Any material change in the present
                capitalization or dividend policy of the Issuer;

            (f) Any other material change in the Issuer's
                business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

            (g) Changes in the Issuer's charter, bylaws or
                instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

            (h) Causing a class of securities of the Issuer to
                be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of the Issuer
                becoming eligible for termination of
                registration pursuant to Section 12(g)(4) of the Act; or

            (j) Any action similar to any of those enumerated
                above.


ITEM 5.     INTEREST IN SECURITIES OF ISSUER

            (a) Robert J. Wise - 50,017 Shares
                Robert J. and Joanne H. Wise - 4,950 Shares
                Robert J. Wise and Earl V. Wise, Jr. - 6,050
                Shares
            (b) Robert J. Wise has sole voting and dispositive
                powers for the shares that he holds
                individually. Robert J. and Joanne H. Wise, husband and wife, have equal voting and dispositive powers for the shares that they hold jointly. Robert J. Wise, Earl V. Wise, Jr. and The First National Bank of Berwick have equal voting and dispositive powers as co-trustees under the Earl V. Wise Marital Trust. Robert J. Wise has a power of attorney for the benefit of his mother, Lucille J. Wise, which includes, by implication, the power to revoke a living trust and to vote and dispose of shares of the Common Stock held and not held under such trust. The shares under such trust total 2,640.
            (c) None
            (d) None
            (e) Not applicable.


ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
            ISSUER

            None.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            The following documents are attached as exhibits with this filing:

            (a) A copy of the will of Earl V. Wise that
                establishes the Earl V. Wise Marital Trust and a copy of the Court Notice that appoints The First National Bank of Berwick as co-trustee.
            (b) A copy of the Lucille J. Wise Living Trust.
            (c) A copy of the Power of Attorney given to the
                Reporting Person by Lucille J. Wise.


Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 6, 1993                     /s/ Robert J. Wise
                                Robert J. Wise,
                                the Reporting Person

                   COPY OF THE WILL OF EARL V. WISE THAT
                ESTABLISHES THE EARL V. WISE MARITAL TRUST

                                    AND

                  COPY OF THE COURT NOTICE THAT APPOINTS
             THE FIRST NATIONAL BANK OF BERWICK AS CO-TRUSTEE

                                   WILL

     I, EARL V. WISE, SR., of the Township of Briar Creek, County of Columbia and State of Pennsylvania, being of sound mind, memory and understanding, do make and publish this my last will and testament, hereby revoking and making void all former wills by me at any time heretofore made.
     FIRST: I direct that my funeral be conducted in a manner corresponding with my estate and situation in life, and that all my just debts and funeral expenses be fully paid as soon as conveniently my be after my decease.

     SECOND: I give and bequeath to my wife, LUCILLE J. WISE, all my household furniture and furnishings and articles of household and personal use, automobiles and any insurance policies on any such property. If she is not living at my death, I give all such property and insurance to my children who are then living, to be divided among them equally or in such other manner as they may agree, either of my executors to represent any minor child in such agreement or in the absence of agreement, in such manner as my executors shall consider appropriate; or my executors may sell all or any part of such property and add the proceeds to my residuary estate. Any of all of the items to which a minor shall be entitled hereunder may delivered to the minor or to the person having custody of such minor, and a receipt signed by either shall fully discharge my executors; or may be retained during minority at the expense of such minor's income from my estate for storage and safekeeping costs; or may be sold and the proceeds added to the minor's share of my residuary estate.

     THIRD:  I give and bequeath the sum of Five Thousand Dollars
($5,000.00) to my mother, SARAH REBECCA WISE.

     FOURTH:  I give and bequeath to my father-in-law, A. C.
JURY, the sum of Five Thousand Dollars ($5,000.00).

     FIFTH: I give and bequeath to my Executors the sum of Twelve Thousand Dollars ($12,000.00) and direct that they pay form the income and principal thereof the sum of One Hundred Dollars ($100.00) to my sister, EDNA RASELEY, each month for and during her lifetime or until said fund is exhausted, the first of such payments to be made on the first day of the month following the month in which my death shall occur. In the event that any balance of said fund shall remain at the death of my said sister, I direct that said balance shall be added pro rata to the trusts under Trust B as though an original part thereof.

     SIXTH:  I give and bequeath to my niece, CHARLOTTE RASELEY
BOWER, the sum of Five Thousand Dollars ($5,000.00).

     SEVENTH:  I give and bequeath to BOWER MEMORIAL EVANGELICAL
UNITED BRETHREN CHURCH of Berwick, the sum of Two Thousand Five
Hundred Dollars ($2,500.00).

     EIGHTH: If my wife actually survives me, or presumptively as provided for in paragraph FIFTEENTH hereof, and after provision is made for payment of all debts, claims and charges, except estate and inheritance taxes, I give, devise and bequeath the entire residue of my estate (including all failed and lapsed legacies but excluding any property over which I may now or hereafter have a power or appointment) to my Trustees, hereinafter named, as Trustees of separate trusts designated as Trust A and Trust B.

     A. Trust A shall be comprised of that fractional part of all my real and personal property, undiminished by any estate or inheritance taxes, which when added to all other property passing to my wife under other provisions of this

Will and otherwise than hereunder but which qualify for the Marital Deduction, will obtain for my estate the maximum Martial
Deduction permitted under the Federal Internal Revenue Code applicable hereto.

     B. Trust B shall be comprised of the remaining fractional share of the residue.

     C. The respective fractional shares distributed to Trust A and Trust B shall be determined upon the basis of final Estate Tax values, but said fractional ratios shall be applied so that any fluctuation in values at date of distribution shall be ratably apportioned between said two trusts.

     D. If any property which is a part of Trust A shall be or become unproductive my wife may require Trustees to make it productive or convert it within a reasonable time to property which is currently productive of income consistent with the value of such corpus.

     E. If my wife shall not actually or presumptively survive me, then I give, devise and bequeath my entire residuary estate to my Trustees of Trust B.

     NINTH:  I direct my Trustees to hold the principal of Trust
A as a separate trust, to invest and reinvest the same, and

     A. During the life of my wife, to pay the income to her in at least quarterly installments, together with such amounts of the principal as my wife may from time to time request in writing or so much of the principal as my corporate Trustee deems necessary or desirable for her comfort, welfare and support.

     B.  On her death to pay over the principal to such persons
(including her estate) and in such manner as she may appoint by her last will in which specific reference is made to the power herein conferred upon her.

     C. If my wife fails to exercise the above power, this trust shall terminate on her death and my Trustees shall pay out of the principal such portion of her Federal estate tax, including interest and penalties thereon, as shall be attributable to the inclusion in her gross estate of the principal of this trust.

     The remaining principal of this trust shall be added to the principal of Trust B.

     TENTH:  I direct my Trustees to hold the principal of Trust
B as a separate trust, to divide the same into as many parts or shares as there shall be children of mine then living and children of mine then deceased represented by issue then living and thereafter:

     A. As to the share set aside for the issue of a deceased child, to pay over the principal of said share to such issue, per stirpes.

     B. As to the share set aside for a living child, to pay over the net income to such child in quarterly or other convenient installments for life, together with so much of the principal of said share as my corporate Trustee may from time to time think desirable for the support, education and welfare of such child or of his or her spouse and children. Upon the death of such child, my Trustee shall pay over the principal to such person or persons and upon such trusts as said child may appoint by Will in which specific reference to this power is contained, provided, however, that such child shall not appoint to any person or persons other than the said child's issue, his or her surviving spouse and issue of mine. In default of the exercise of said power of appointment or insofar as it shall be ineffective, my Trustees shall pay over the principal to such of the issue, per stirpes, of such child as may then be living, and if there be none, to such of my issue, per stirpes, as may then be living, or if there be none, to such of the issue, per stirpes, of my mother as may then be living, or if there be none, to such charity or charities as may be selected by my Trustees.

     ELEVENTH: Any principal or income payable to a minor under the foregoing provisions shall be held by my Trustees and as much of such income and principal as my Trustees, in their absolute discretion, may consider necessary for the education and support of such minor shall be applied by my Trustees for such purposes. The balance of any income shall be accumulated for the benefit of the minor and may be invested and reinvested at the Trustees' discretion.

     Such principal and accumulations and any earnings thereon shall be held as a separate fund and, when the minor reaches majority, shall be paid over to him or her, absolutely.

     TWELFTH: No legacy, share or interest in my estate, whether principal or income, shall be subject to attachment, execution or other legal or equitable process, or to pledge, assignment or anticipation.

     THIRTEENTH: All estate, inheritance and succession taxes which may become payable by reason of my death with respect to property passing under my Will, or with respect to any other property included in my gross estate for tax purposes by any State or the United States (together with any interest and penalties thereon), shall be paid out of the principal of Trust B.

     My Executors and Trustees are authorized to pay taxes on future or remainder interests, at such time or times as they, in their uncontrolled discretion, may consider advisable.

     FOURTEENTH: My Executors and Trustees shall have the following powers, in addition to those vested in them by law and by other provisions of my will, applicable to all property including property held for minors, principal and income, and effective until actual distribution of all property:

     A. To retain any or all of the assets of my estate, real or personal;
     B. To invest in all forms of property, including stocks and common trust funds, without restriction to legal investments for trustees;
     C.     To buy investments at a premium or discount;
     D.     To give proxies;
     E. To join in any recapitalization, merger, consolidation, reorganization or voting trust plan affecting investments; to deposit securities under agreements and pay assessments; to subscribe for stock and bond privileges and generally to exercise all rights of security holders;
     F. To carry investments in the name of a nominee or in bearer form;
     G. To sell real and personal property, for the purpose of paying my debts or making distribution or for any other purpose, at public or private sale, for cash and/or credit, without order of court and without liability on the purchasers to see to the application of the purchase money;
     H. To comprise claims by or against my estate, without order of court or consent of any beneficiary;
     I.     To make distribution either in cash or in kind;
     J. As to Trust B, to borrow money and to pledge or mortgage any property as security. In exercising this power my Executors and Trustees are authorized to enter into such arrangements as they deem advisable with the banking department of my corporate Trustee, with my wife even though acting as a Trustee hereunder, with any other members of my family or with other estates or the trustees of any trusts created by them or any of them by Will or otherwise.
     K. As to Trust B, to make loans to, and to buy real and personal property from, any member of my family or their estates or the trustees of any trusts created by them or any of them by Will or otherwise.
     L. To apply all sums payable to a beneficiary hereunder, in case of the disability, through illness or other cause, of such beneficiary, directly for his or her comfort and support, and to make payments to such person as Trustees may select, and the receipt of such person shall be a full release therefor,

     FIFTEENTH: In the event that my said wife, LUCILLE J. WISE, and I shall die under such circumstances that there shall be substantial doubt as to which of us shall have been the first to die, I direct that my said wife shall be conclusively presumed to have survived me and that this Will shall be given the same effect, in all respects, as if it were clearly demonstrable that she had in fact so survived.

     SIXTEENTH: I anticipate that a large portion of my estate shall be represented by stock of Wise Potato Chip Co. In such an event, I specifically authorize but do not direct that my Executors and Trustees retain said stock without regard to the principle of diversification for so long as they, in their best judgment, deem to be in the best interests of my estate and of my beneficiaries. I hereby confer upon my Executors and Trustees the authority to deal with said stock as freely as I might in my lifetime and their right to do so and to act freely as Executors and Trustees herein shall not be affected in any manner by the fact that one or more of my Executors and Trustees shall be employed by said company.

     SEVENTEENTH: I nominate, constitute and appoint my sons, EARL V. WISE, JR. and ROBERT J. WISE as Executors of and EARL V. WISE, JR., and ROBERT J. WISE, and THE FIRST PENNSYLVANIA BANKING AND TRUST COMPANY, Philadelphia, Pennsylvania, as Trustees under this my Will. I direct that there shall always be two individual Executors and Trustees and if, at any time, there be only one individual serving hereunder, then he shall designate an individual to serve with him, with the same powers with respect to the estate and with respect to naming successor fiduciaries as though originally named herein. I further direct that none of my Executors and Trustees above named shall be required to enter security in any jurisdiction.

     IN WITNESS WHEREOF, I have hereunto set my hand and seal this tenth day of APRIL, A.D. 1957.

                                /s/ Earl V. Wise Sr. (SEAL)

     SIGNED, SEALED, PUBLISHED AND DECLARED by EARL V. WISE, SR., the testator above named as and for his Last Will and Testament, in the presence of us, who, at his request, in his presence and in the presence of each other have hereunder subscribed our names as witnesses.

/s/ Mildred McHenry             1617 Walnut St., Berwick, PA

/s/ D. W. Dickson               1011 E. Front St., Berwick, PA

                    IN THE MATTER OF THE FIRST ACCOUNT
            OF FIRST PENNSYLVANIA, N.A. AND EARL V. WISE, JR.,
              AND ROBERT J. WISE, TRUSTEES OF THE MARITAL AND
                    RESIDUARY TRUSTS UNDER THE WILL OF
                  EARL V. WISE, SR., LATE OF BERWICK, AND
             TRUSTEES UNDER DEEDS OF EARL V. WISE, SR., DATED
                  DECEMBER 13, 1961 AND DECEMBER 26, 1961



                       NOTICE TO PARTIES IN INTEREST

     NOTICE IS HEREBY GIVEN that the above four accounts have been filed in the Office of the Clerk of the Orphans' Court for the County of Columbia, and will be audited by said Orphans' Court in the Court Room in the Columbia County Courthouse, Bloomsburg, Pennsylvania, when and where you may appear and be heard.

     First Pennsylvania Bank, N.A. has resigned as co-Trustee of said four trusts. A petition for the appointment of The First National Bank of Berwick as substituted co-Trustee will be filed with said court. Accountants are unaware of any questions requiring adjudication by the court which will affect your interest. This notice is being sent, as required, to the descendants of Earl V. Wise, Sr.'s sister who have a remote interest in the two residuary trusts contingent on all descendants of Earl V. Wise, Sr. dying prior to the trusts' termination.

     The court will be requested to award the balance of income in each account to the parties presently receiving same and the balance of principal in each account to Earl V. Wise, Jr., Robert J. Wise and The First National Bank of Berwick to be held in continued trust.

     If you have any objection to any transaction shown in the accounts or omitted from the accounts you must file with the Clerk of the Orphans' Court Division objections thereto in writing in conformity with Columbia County Orphans' Court Division Rules prior to audit, or appear in person or by counsel and present your written objections to the court. In absence of written objections, the court may assume you have no objections to the four accounts. You are not required to appear if you have no objections.

     This notice is given to you in accordance with Pennsylvania
Orphans' Court Rules.



                                /s/ John C  Tuten, Jr.
                                    John C. Tuten, Jr.


Date:  March 9, 1982



Of Counsel:

   Montgomery, McCracken, Walker & Rhoads
   Thomas Burkholder, Esquire.

                 COPY OF THE LUCILLE J. WISE LIVING TRUST

                     Trust of LUCILLE J. WISE, Settlor

I, LUCILLE J. WISE, of the Township of Briar Creek, County of Columbia and State of Pennsylvania, intending to create a revocable trust with The First National Bank of Berwick, Pennsylvania, as Trustee, and being about to transfer and convey certain shares of stock to the Trustee according to the schedule attached hereto, do hereby direct that the Trustee shall receive and hold the proceeds of said securities, together with any other property which I may hereafter give to the Trustee by deed or will or otherwise, upon the following trusts:

First: If any property comes into the Trustee's hands during my lifetime, thereafter until my death:

     A. As much, even if all, of the net income and of the principal as I may from time to time request shall be paid to me.

     B. As much, even if all, of the net income and of the principal may also be used by my Trustee for the payment of my debts and obligations as I shall from time to time direct.

     C. In case of my disability, as much, even if all, of the net income and of the principal as my Trustee may from time to time think desirable for my welfare, comfort, support and recreation either shall be applied directly for those purposes by the Trustee or shall be paid over to my guardian or any person caring for me for application by them.

     D. Any income not paid over pursuant to the preceding paragraphs A, B and C shall be capitalized and thereafter treated as part of the principal of this trust.

Second: After my death all principal and all income not previously distrusted to me shall be held as a separate trust for the benefit of my daughters, Dorothy W. Charette and Shirley E.
Benjamin, and the net income and principal of it shall be applied as follows:

     A. I direct my Trustee to divide the proceeds of this trust into two equal parts and thereafter pay the net income therefrom in equal one-half shares to my daughter, Dorothy W. Charette, and my daughter, Shirley E. Benjamin, in quarterly or other convenient installments for life, together with so much of the principal of said share as my corporate trustee may from time to time think desirable for the support, education and welfare of my said daughters.

            In view of the fact that I have made certain loans to my daughters during the course of my lifetime, it is my intention that the Trustee collect these loans from the income to be distributed under this paragraph prior to any income being delivered to my daughters. It is my express wish and desire to equalize the income hereunder and to authorize my Trustee to offset any obligations existing at the time of my death from each or one of my daughters.

     B. Upon death of each daughter, my Trustee shall pay over the principal to such person or persons and upon such trusts as each daughter may appoint by her will in which specific reference is made to this power, provided, however, that such daughter shall not appoint to any person or persons other than the said daughter's issue, his or her surviving spouse or issue of mine. In default of the exercise of said power of appointment or insofar as it shall be ineffective, my Trustee shall pay over the principal to such of the issue per stirpes of each daughter as may then be living, and if there be none, to such of my issue per stirpes as then may be living, or it there be none, to such charity or charities as may be selected by my Trustee.

     C. Any principal or income payable to a minor under the foregoing provisions shall be held by my Trustee inasmuch as such income and principal as my Trustee in their absolute discretion, may consider necessary for the education and support of such minor shall be applied by my Trustee for such purpose. The balance of any income shall be accumulated for the benefit of the minor and may be invested and reinvested at my Trustee's discretion.

     D. Such principal and accumulations and any earnings thereon shall be held as a separate fund and when such minor reaches the age of 21 years, shall be paid over to him or her absolutely.

Third: If any beneficiary hereunder should be disabled by age, illness or other condition, all funds, whether income or principal, thereafter payable to him or her shall be applied directly for his or her benefit by the corporate trustee.

Fourth: No beneficiary hereunder shall be allowed to assign or anticipate his or her interest in the income or principal of this trust; and no beneficiary's creditors shall be allowed to attach or otherwise reach any such interest.

Fifth: All federal, state and other death taxes becoming payable as a result of my death, in respect of any property passing hereunder shall, unless paid out of the principal of this trust; and no part of such taxes shall be apportioned against any beneficiary. Any taxes on future interests may be paid at such time or times as the corporate trustee thinks best.

Sixth: I hereby authorize my Trustee to have the following powers in addition to those vested in them by law applicable to all property including property held for minors, principal and income and effective until actual distribution of all property:

     A. To buy and to retain all forms of real and personal property (including, but not limited to, all types of stocks and bonds and participations in common trust funds), without regard to any limitations imposed by law on investments by trustees.

     B. To retain uninvested cash in the trust as a reserve for emergencies.

     C. To make loans to, and buy real and personal property from, my executors or administrators (even if the trustees are also serving as executors or administrators).

     D. To hold property unregistered or in the name of a nominee.

     E.     To give proxies, both ministerial and discretionary.

     F.     To compromise claims.

     G. To join in any merger, reorganization, voting-trust plan or other concerted action of security holders, and to delegate discretionary duties with respect thereto.

     H. To sell at public or private sale, to exchange or to lease for any period of time, any real or personal property and to give options for sales or leases.

These authorities shall be exercisable without leave of court, shall apply to all real and personal property (including, but not limited to, principal and income held for minors) at any time held by the Trustee, and shall continue in full force, even after the termination of the trust hereunder, until the actual distribution of all such property.

Seventh: I hereby reserve the right exercisable by deed or will or otherwise, to give additional property, real or personal, to the Trustee under this deed. Any property so given shall be treated as if it had formed part of the principal originally received by the Trustee hereunder.

Eighth:  I also reserve to myself alone the following rights
(each of which may be exercised by me alone whenever and as often as I may wish):

     A. All rights now or hereafter vested in me as the insured under any life insurance policies which may be subject hereto, including, but not limited to, the rights to change beneficiaries, to borrow on policies (either from the issuing companies or from The First National Bank of Berwick, Pennsylvania, or from others), to assign and pledge policies for any loan, and to receive dividends and all other payments available to the insured.

     B. The right by instrument in writing, other than a will, to alter or revoke this deed of trust and the trusts hereunder created in part or in whole.

     C. The right to consult with my Trustee on changes in investments whenever possible at my option.

Executed on the 27th day of September, 1974.

                                /s/ Lucille J. Wise (SEAL)
                                    Lucille J. Wise

COMMONWEALTH OF PENNSYLVANIA)
                            )  SS:
COUNTY OF COLUMBIA          )

     On the 27th day of September, 1974, before me, the subscribed, a Notary Public of the Commonwealth of Pennsylvania in and for the County of Columbia, personally appeared Lucille J. Wise and in due form of law acknowledged the foregoing deed of trust to be her act and deed and desired the same to be recorded as such.

     Witness my hand and notarial seal the day and year aforesaid.

                              /s/ John M. Kuchka
                                  NOTARY PUBLIC
                                  My commission expires 12/12/75

                     Trust of Lucille J. Wise, Settlor
                          Schedule of Securities

Par Value - $20,000
Pennsylvania Higher Educational Facilities
University of Penna. Revenue Bond of 1968
due 5-1-2008  Rate: 4.90%
Bond #4560/63  Incl. $5,000 each

Par Value - $15,000
Millcreek Township Sewer Auth. (Erie County, Pa.)
Sewer Revenue Bond of 1965
due 5-1-2005  Rate: 3.65%
Bond #SR-279, SR-280 and SR-307  $5,000 each

Par Value - $25,000
Centennial Joint School Auth. (Bucks Conty, Pa.)
School Revenue Bond of 1966
due 5-1-2001  Rate: 4.10%
Bond #628,629,631,632 and 706  $5,000 each

Par Value - $30,000
Upper Merion Area School Auth (Montgomery County, Pa.)
Junior High School Revenue Bond of 1966
due 12-15-96  Rate: 4.20%
Bond #429/24 Incl. $5,000 each

Par Value - $25,000
Public Auditorium Auth. of Pittsburgh and Allegheny County, Pa.
Auditorium Bond Ser. A
due 12-1-2001  Rate: 3.60%
Bond #7921-25  Incl. 12098-102 Incl.
     #9308-12  Incl. 10855-59 Incl.
     #10860-64 Incl. All   $1,000 each

Par Value - $20,000
Springfield School Dist. Auth. (Montgomery County, Pa.)
School Revenue Bond of 57
due 3-1-97  Rate: 3.60%
Bond #1005-14 Incl. - 1347-54 Incl.
     #1560 and 1999 - All $1,000 each

Par Value - $35,000
Commonwealth of Pennsylvania
General Obligation Bond - Second Ser. S. of 1971
due 10-15-2000  Rate: 4%
Bond #9571-77 Incl. $5,000 each

     On the first day of October, 1974, we hereby accept the foregoing trust.

                               THE FIRST NATIONAL BANK OF BERWICK

                               /s/ Russell M. Henne
                                   Trust Officer

                  COPY OF THE POWER OF ATTORNEY GIVEN TO
                  THE REPORTING PERSON BY LUCILLE J. WISE

                             POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that I, LUCILLE J. WISE, of
P. 0. Box 443, Berwick Heights, Berwick, Columbia County, Pennsylvania, hereby revoking, cancelling and terminating all Powers of Attorney heretofore executed by me, have named, constituted and appointed my son, ROBERT J. WISE, of R. D. #3, Berwick, Columbia County, Pennsylvania my true and lawful attorney for me and in my name to manage, conduct, operate and transact all business of whatever nature concerning or having to do with my property and estate with the same force and effect as if the same were done by me in my own proper person. I hereby ratify and confirm all acts, deeds and transactions which my said attorney shall do or cause to be done in the exercise of the powers hereby conferred.

     I hereby authorize and empower my said attorney to do the following acts with the same force and effect as if done by me in my own proper person but without intending by enumerating these specific powers to limit in any way the generality of the powers hereby granted.

     1. To sell, mortgage, lease, pledge, convey, transfer and exchange any or all of my property, whether real, personal or mixed, upon such terms and for such consideration as he, in his discretion, shall deem fitting and proper without any liability on the part of the purchaser or purchasers, mortgagee or mortgagees, pledgee or pledgees, or other persons with whom he may deal to see to the proper application of the consideration for such transactions and to give a clear and marketable title to such persons with such further covenants and assurances as he may deem best, to execute such instruments as may be necessary or convenient for carrying out of such transactions.

     2. To transfer and assign any or all stocks, bonds, securities, rights to subscribe, or other property of whatsoever nature which may be part of my estate, and to invest or reinvest the same as he, in his discretion, may deem best without restriction to so-called legal investments or to any other limited class of investments whatsoever.

     3. To exercise all powers, rights and privileges which I have or which I may acquire by virtue of my ownership of any securities, to vote the same or to give proxies to vote the same, and to enter into and participate in any plan or plans of reorganization as he may deem best, in his own discretion, and pay the charges and expenses incident thereto.

     4. To compromise, settle and release any claim or claims which I may have on such terms and for such consideration as he may deem best, or for no consideration whatsoever.

     5. To collect and receive all debts, obligations of whatsoever kind and nature which may be now or in the future owed to me or to my estate and to give such releases and discharges therefor and receipt for the same with the same force and effect as I might do in my own proper person.

     6. To institute such suit or suits or action or actions at law or in equity or in bankruptcy as he may deem best, in my name or in his own name as my attorney, and to engage counsel to conduct the same with the same force and effect as I might do had I brought such suit or suits or action or actions in my own hand and in my own proper person.

     7. To contract debts and obligations and execute and deliver such instruments in evidence of or security for the same as may be necessary or convenient in the premises.

     8. To withdraw any or all of the sums which I have deposited in banks or other financial institutions, and the interest thereon, without any responsibility on the part of such banks or other financial institutions to see to the proper disposition of such sums.

     9. To manage my real estate, including without limitations the collection of rents therefrom, and to make repairs, improvements and alterations to my real estate, and for such purpose


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to engage such contractors, servants, agents and employees upon such terms as he shall deem best.

     10. To engage and employ such brokers, agents, employees, counsel and advisers of whatsoever nature upon such terms as he shall think fit and to avail himself of his services and advice to the same extent as I might do if acting in the premises in my own proper person.

     11. To take out such policy or policies of insurance in my name or in his name as my attorney as he shall deem best upon any or all of my property and to cancel the same and renew or extend such policies in his sole discretion.

     12. To make, prepare and file any and every sales, income, automobile, occupation, real, personal, state, federal, municipal, or other license, tax, assessment or return and to pay such tax or license fee as may be due thereon and make claim for and collect any refund or rebate to which I may be entitled.

     13. To have access to any and all safe deposit boxes registered in my name.

     14. To assign any or all of my assets to The First National Bank of Berwick, Columbia County, Pennsylvania as Trustee in accordance with the Agreement of Trust executed by me, LUCILLE J. WISE, as Settlor, and The First National Bank of Berwick, Columbia County, Pennsylvania as Trustee on the 27th day of September, 1974.

     15. This Power of Attorney shall not be affected by my disability and all acts done by the attorney in fact or agent pursuant to the power during any period of my disability or incompetence or uncertainty as to whether I am dead or alive shall have the same effect and inure to the benefit of and bind me and my heirs, legatees, devisees and my personal representative as if I were alive, competent and not disabled.

     IN WITNESS WHEREOF, I have hereunto set my hand and seal


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this 24th day of June, 1977.


                                /s/ Lucille J. Wise (SEAL)


Witnesses:

/s/ Gail T. Lamar

/s/ Vida C. Yeager


STATE OF PENNSYLVANIA, )
                       )  SS:
COUNTY OF COLUMBIA.    )

     ON this 24th day of June, 1977, before me, the undersigned officer, a notary public for the Commonwealth of Pennsylvania, residing in Columbia County, personally appeared LUCILLE J. WISE, and in due form of law acknowledged the above Power of Attorney to be her act and deed and desired that the same might be recorded as such.

     WITNESS my hand and notarial seal the day and year first above written.


                             /s/ John M. Kuchka
                                 NOTARY PUBLIC

                                 My commission expires 12/12/79
                                 Berwick, Columbia County, Penna.


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